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                         April 6, 2021

       Rahul Ballal, Ph.D.
       President and Chief Executive Officer
       IMARA Inc.
       116 Huntington Avenue, 6th Floor
       Boston, MA 02116

                                                        Re: IMARA Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 1, 2021
                                                            File No. 333-254978

       Dear Dr. Ballal:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tom
Kluck at 202-551-3233 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Cynthia T. Mazareas